(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-31029-40
CUSIP Number: 59514P109

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

Registrant Information

Full Name of Registrant:

Microtune, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

2201 Tenth Street

City, State and Zip Code:

Plano, Texas 75074

PART II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Microtune, Inc. (the “Company’) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 either by August 9, 2006 or by August 14, 2006, and, therefore, has not requested the five-day extension permitted by Rule 12b-25 of the Securities and Exchange Commission. The Company is not able to timely file a Quarterly Report on Form 10-Q that complies with the SEC’s rules because the previously-announced internal review of the Company’s stock option grant practices by the Audit Committee of the Company’s Board of Directors has not been completed. At this time, the Company’s Audit Committee has not determined whether any accounting adjustment will be required.

Background

The Company previously announced on July 27, 2006 that the Audit Committee had self-initiated an internal review of the Company’s stock option grant practices. This ongoing review, which is being conducted with the assistance of independent legal counsel, covers all stock option grants made by the Company from August 4, 2000 (the date of the Company’s initial public offering) through June 2006.

Due to the large amount of data being collected and reviewed, and the numerous testing procedures required, the Company believes that it may take an additional six to eight weeks to complete the review. The Company has notified The NASDAQ Global Market of its internal review and of its inability to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

PART IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Phillip Peterson (Name)	(972) (Area Code)	673-1600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the internal review of the Company’s stock option grant practices by the Audit Committee of the Company’s Board of Directors has not been completed. At this time, the Company’s Audit Committee has not determined whether any accounting adjustment will be required.

Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the nature and scope of the Audit Committee pending internal investigation, expectations as to the completion of the investigation and timing of the filing of the Quarterly Report on Form 10-Q for the period ended June 30, 2006, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including results or events as a result of additional actions and findings resulting from the continuing internal investigation and as a result of risks set forth in the Company’s SEC reports, which are available at the SEC’s website at http://www.sec.gov. There can be no assurance concerning the results of the internal investigation or the timing of the filing of the Quarterly Report on Form 10-Q for the period ended June 30, 2006.

Microtune, Inc.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2006	By:	/s/ Jeffrey A. Kupp
Jeffrey A. Kupp
Chief Financial Officer